[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: (212) 859-8974
Fax: (212) 859-4000
meredith.mackey@friedfrank.com

October 15, 2018

VIA EDGAR

Mara Ransom
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	International Money Express, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 28, 2018
File No. 333-226948

Dear Ms. Ransom:

This letter sets forth the response of International Money Express, Inc. (the “Company”) to the oral comment on October 11, 2018 of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed on September 28, 2018. In order to facilitate your review, we have reproduced the Staff’s oral comment with the response to the oral comment set out below.

1.
Please acknowledge that the waiver of jury trial provisions in the Registration Rights Agreement and Shareholders Agreement included as exhibits 10.2 and 4.3, respectively, to the Registration Statement do not apply to claims made under the federal securities laws.

Response:

The Company confirms that the provision contained in Section 4.9 of the Registration Rights Agreement (“Governing Law; Jurisdiction; WAIVER OF JURY TRIAL”), which is included as Exhibit 10.2 to the Registration Statement, and the provision contained in Section 23 of the Shareholders Agreement (“WAIVER OF JURY TRIAL”), which is included as Exhibit 4.3 to the Registration Statement, reflect the negotiations of the parties to those agreements with respect to the waiver of jury trials for claims brought under such agreements. The Company confirms that provisions are not intended to require the waiver of a right to a jury trial for claims brought under the federal securities laws.

Should you have any questions or comments, please feel free to call me at (212) 859-8974.

Sincerely,

/s/ Meredith Mackey
Meredith Mackey

cc:	Robert Lisy (International Money Express, Inc.)
Tony Lauro II (International Money Express, Inc.)
Steven Epstein (Fried, Frank, Harris, Shriver & Jacobson LLP)